Exhibit 99.6

The Instructions accompanying this opt-out election and certification form should be read carefully before completing it. Please contact Computershare Investor Services Inc. (the Depositary) or your investment dealer, stock broker, bank, trust company or other financial advisor if you have any questions or require assistance in completing this form.

OPT-OUT ELECTION AND CERTIFICATION FORM

for registered shareholders who are taxable in a jurisdiction other than Canada

THOMSON REUTERS CORPORATION

that wish to opt out of the Return of Capital

YOU SHOULD ONLY COMPLETE AND SUBMIT THIS OPT-OUT ELECTION AND CERTIFICATION

FORM IF YOU ARE AN ELIGIBLE OPT-OUT SHAREHOLDER (AS FURTHER DESCRIBED IN THIS

FORM) WHO WISHES TO OPT OUT OF THE RETURN OF CAPITAL.

A DULY COMPLETED FORM MUST BE RECEIVED BY THE DEPOSITARY BY APRIL 27,

2026 AT 5:00 P.M. (TORONTO TIME).

Offices of the Depositary, Computershare Investor Services Inc.,

for the Return of Capital and Share Consolidation Transactions:

By Mail Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Canada Attention: Corporate Actions	By Hand, Courier or Registered Mail Computershare Investor Services Inc. 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6 Canada Attention: Corporate Actions

By E-Mail: onlinedeposits@computershare.com

Toll Free in Canada and the U.S.: 1-800-564-6253

Outside North America: 1-514-982-7555

Who should use this form?

This Form is for use by a registered holder of common shares (referred to as “shares”) in the capital of Thomson Reuters Corporation (“Thomson Reuters” or the “Company”) that is, or is acting on behalf of a beneficial owner of shares that is, as applicable (a) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction) or (b) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that other jurisdiction) (an “Eligible Opt-Out Shareholder”) for the purpose of opting out of the Return of Capital (as defined below). You are a registered shareholder if your name appears directly on your share certificates or if you hold shares in book-entry form through the direct registration system (“DRS”) on the records of our transfer agent, Computershare Trust Company of Canada.

If you are a non-registered shareholder satisfying the requirements to be an Eligible Opt-Out Shareholder, you should contact your investment dealer, stock broker, bank, trust company or other nominee or other intermediary to opt out of the Return of Capital. You are a non-registered shareholder if you own shares indirectly; nonregistered shareholders do not have shares registered in their name, but the shares are registered in the name of an intermediary, which include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans.

Participants in Thomson Reuters’ employee stock purchase plans (“ESPP”) and holders of Depositary Interests should not use this Form.

Where can I find additional information?

A plan of arrangement (the “Plan of Arrangement”) implementing the Return of Capital and Share Consolidation (as defined below) (together, the “Transaction”) is being submitted for approval at the special meeting of shareholders of the Company to be held on April 28, 2026 (the “Meeting”), as described in a management proxy circular dated March 13, 2026 (the “Circular”). Shareholders are encouraged to review in their entirety the Circular prepared in connection with the Meeting, which is available under the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The terms and conditions of the Transaction are incorporated by reference in this Form. Capitalized terms used but not defined in this Form have the meanings ascribed to them in the Plan of Arrangement and Circular that accompanies this Form. In the case of any inconsistency between the terms of this Form and the Plan of Arrangement and Circular, the terms of the Plan of Arrangement and Circular shall prevail.

What happens under the Transaction?

The Transaction consists of a special cash distribution of US$605 million in the aggregate, or approximately US$1.36 per participating share (estimated based on the number of common shares issued and outstanding as of March 6, 2026 and assuming no shareholders opt-out of the Return of Capital) (the “Return of Capital”) followed by a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution (the “Share Consolidation”). The share consolidation ratio will be fixed based on the volume weighed average trading price of the shares on the Nasdaq for the five trading days immediately prior to the Effective Time. The formula to calculate the share consolidation ratio is set forth in the “Information Regarding the Transaction – Terms of the Arrangement - Share Consolidation Ratio” section of the Circular. As described below, shareholders who opt-out of the Return of Capital will still participate in the Transaction through a share exchange and the Share Consolidation but upon completion of the Transaction will continue to hold the same number of shares that they currently hold.

What happens if I exercise my right to opt out of the Return of Capital?

Shareholders that exercise their right to opt out (each an “opting out shareholder”) of the Return of Capital (the “opt-out right”) will not receive the special cash distribution. Opting-out shareholders will still participate in the Transaction though a share exchange and the Share Consolidation, but will continue to hold the same number of shares that they currently hold. An opting-out shareholder will realize a proportionate increase in its equity and voting interests in the Company by virtue of the Share Consolidation. For more information on the Transaction, please refer to the Circular.

Why is the opt-out right only being given to certain shareholders?

The opt-out right is being given to Eligible Opt-Out Shareholders because the tax consequences of not participating in the Return of Capital may be preferable to those associated with participating in the Return of Capital. For more information, see the “Income Tax Considerations” section of the Circular. Shareholders wishing to exercise their opt-out right are strongly urged to carefully consider the income tax consequences of exercising the opt-out right and to consult with their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

If I want to opt out of the Return of Capital, what do I need to send to the Depositary and what’s the deadline?

Each Eligible Opt-Out Shareholder holding shares in its own name, by holding physical share certificates or by holding shares through DRS, may exercise the opt-out right by forwarding the following documents to the Depositary prior to April 27, 2026 at 5:00 p.m. (Toronto time) or if the Meeting is adjourned or postponed, no later than 24 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting (the “opt-out deadline”):

(a)	a duly completed version of this Form; and

(b)	a duly completed Letter of Transmittal enclosed separately (on yellow paper), accompanied by any certificates representing your shares.

This Form may be submitted to the Depositary by mail, hand delivery, courier, registered mail or e-mail (at the addresses set forth on the cover of this Form) but the Letter of Transmittal and accompanying share certificate(s), if any, must be submitted to the Depositary by mail, hand delivery, courier or registered mail to the addresses set forth on the cover of the Letter of Transmittal.

Registered shareholders exercising the opt-out right may, upon request, be required to execute any additional documents and instruments as may be required by the Depositary or the Company, at their discretion, to be reasonably necessary or desirable to opt-out of the Return of Capital.

This Form is for use by registered shareholders only and is not to be used by beneficial (non-registered) holders of shares. Non-registered shareholders should contact their intermediary to exercise the opt-out right.

What happens to my shares if I opt out of the Return of Capital?

Although the number of shares held by each opting-out shareholder will not change as a result of the Transaction, as of the Effective Time, opting-out shareholders will still participate in the Transaction though a share exchange and the Share Consolidation. As a result, each registered opting-out shareholder shall be entitled to receive new DRS statement(s) (or if requested in its Letter of Transmittal, share certificate(s)) representing its shares reflecting the new CUSIP number for the shares.

Can I withdraw an opt-out election?

This Form may be withdrawn by a shareholder prior to the opt-out deadline, but is irrevocable thereafter. To withdraw this Form, the shareholder must provide a written notice of revocation to the Depositary that (a) specifies the name of the shareholder having exercised the opt-out right under this Form to be withdrawn and (b) is signed by the shareholder in the same manner as the signature on this Form. If a shareholder does not revoke its election to opt out of the Return of Capital before the opt-out deadline, such shareholder will not be able to transfer its shares for any reason until the completion of the Transaction.

Can I sell or transfer shares after delivering this Form?

Registered shareholders wishing to sell or transfer their shares after delivering a duly completed version of this Form must provide written notice to the Depositary prior to the opt-out deadline which revokes their election with respect to the shares that they wish to transfer and requests the return of such shares that are deposited with the Depositary. Registered shareholders should allow sufficient time for this process in order to transfer deposited shares. Otherwise, you will not be able to transfer shares until after the Transaction is completed.

General

It is recommended that registered shareholders wishing to opt out of the Return of Capital complete, sign and return this Form to the Depositary as soon as practicable following receipt. Any shareholder who does not deposit with the Depositary a duly completed Form prior to the opt-out deadline, or otherwise fails to comply with the requirements under this Form, the Plan of Arrangement or the Circular, shall be deemed to be a participating shareholder.

None of Thomson Reuters, its board of directors, the Information Agent or the Depositary makes any recommendation to any shareholder as to whether to opt out of the Return of Capital. Shareholders are urged to evaluate carefully all information in this Opt-Out Election and Certification Form, the Circular and other material related to the Transaction, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to exercise the opt-out right. See the “Information Regarding the Transaction – Terms of the Arrangement – Opt-Out Right” and “Income Tax Considerations” sections of the Circular.

Delivery of this instrument to an address other than shown above does not constitute a valid delivery.

TO:	THOMSON REUTERS CORPORATION
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

The Instructions set forth in this Opt-Out Election and Certification Form, the Circular and other materials related to the Transaction should be read carefully before this Form is completed.

TO: COMPUTERSHARE INVESTOR SERVICES INC.

STEP #1: ELECTION TO EXERCISE OPT-OUT RIGHT

A) Registered Shareholders:

This Step 1(A) should only be completed if the shareholder holds physical share certificates or hold shares through DRS in its own name. If the shareholder is holding shares on behalf of one or more beneficial holders of shares, please fill out Step 1(B) below.

PLEASE CHECK THIS BOX if you wish to opt out of the Return of Capital:

☐

The undersigned hereby elects to opt out of the Return of Capital for all of the shares held by the undersigned (as detailed in the table below). By opting out of the Return of Capital, the undersigned shareholder acknowledges and understands that it will not receive the special cash distribution.

The undersigned hereby certifies that the undersigned is (a) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction) or (b) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that jurisdiction).

Please list all details of the share certificates or DRS positions that you hold. If you hold shares through DRS, you do not need to fill out “Certificate Number(s)” in the table below. See Instructions 2 and 3.

Certificate Number(s)	Name in Which Registered	Number of Shares

B) Registered Shareholders Who Are Intermediaries Acting on Behalf of Beneficial Owners:

This Step 1(B) should only be completed if the registered shareholder holds shares on behalf of one or more beneficial holders of shares (the “Beneficial Owners)”.

PLEASE CHECK ONE BOX ONLY, as applicable:

☐

The registered shareholder is not the Beneficial Owner of the shares. There is only one Beneficial Owner and such Beneficial Owner wishes to opt out of the Return of Capital in respect of all of the shares held by such Beneficial Owner.

☐

The registered shareholder is not the Beneficial Owner of the shares. There is more than one Beneficial Owner and the Beneficial Owners holding (insert number of shares) shares wish to opt out of the Return of Capital in respect of all of the shares held by each Beneficial Owner wishing to opt out.

The undersigned hereby certifies that each Beneficial Owner who wishes to exercise the opt-out right is (a) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction) or (b) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that jurisdiction).

STEP #2: COMPLETE BOX A BELOW

Eligible Opt-Out Shareholders should carefully consider the income tax consequences of exercising the opt-out right. See the “Income Tax Considerations” section of the Circular that accompanies this Opt-Out Election and Certification Form.

The undersigned hereby represents and warrants that the undersigned is the owner, or is acting on behalf of the owner, of the number of shares described above and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares. The undersigned hereby represents and warrants that all information provided by the undersigned herein is complete, true and accurate. The undersigned covenants and agrees to execute and deliver all such documents and other assurances as may be necessary or desirable to complete the election and opt out of the Return of Capital pursuant to the Plan of Arrangement. The undersigned covenants not to sell or transfer, or permit to be sold or transferred, any of the shares covered by this Form following the exercise of its opt-out right unless written notice is provided to the Depositary prior to the opt-out deadline revoking its election with respect to the shares in the manner specified herein. These representations, warranties, covenants, acknowledgements and agreements shall survive the completion of the Transaction.

The undersigned hereby acknowledges that the delivery of this Opt-Out Election and Certification Form, and the exercise of the opt-out right shall be effected, only upon proper receipt thereof by the Depositary. The undersigned understands that if the undersigned does not deliver to the Depositary, or if the Depositary does not properly receive, at or prior to the opt-out deadline, a duly completed version of this Form and, in the case of shareholders holding shares in certificated form, a duly completed Letter of Transmittal and such share certificate(s), as well as any other required documents deemed by the Depositary or the Company in their discretion, then the undersigned will be deemed to be a participating shareholder under the Return of Capital.

All authority conferred or agreed to be conferred by the undersigned in this Form may be exercised upon death or during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Form shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned recognizes that under certain circumstances set forth in the Plan of Arrangement and the Circular, the Company may terminate or amend the Plan of Arrangement.

By reason of the use by the undersigned of an English language form of this Opt-out Election and Certification Form, the undersigned shall be deemed to have required that any contract evidenced by the Plan of Arrangement as accepted through this Opt-Out Election and Certification Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’un formulaire de retrait et d’attestation en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par le plan d’arrangement et son acceptation par ce formulaire de retrait et d’attestation, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A SHAREHOLDER(S) SIGN HERE (See Instructions 1 and 3)
Must be duly executed by registered owner(s) exactly as name(s) appear(s) on the undersigned’s share certificate(s) or DRS statement(s) and any other documents transmitted with this Opt-Out Election and Certification Form. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or other legal representative acting in a fiduciary or representative capacity, please set forth the full title. See Instructions 3 and 5.
Authorized Signature(s):
Signature guaranteed by (if required under Instruction 4)

(Guarantor)	(Shareholder(s) or Legal Representative signature)

Name(s)	Name(s)

Address	Holder ID Number(s) (10 digit number)
C
C
(Include Postal Code or Zip Code)	Capacity

Area Code and Telephone Number	Address

(Include Postal Code or Zip Code)

Area Code and Telephone Number

Date

INSTRUCTIONS

Forming Part of the Terms of the Opt-Out Right

1.	Delivery of Opt-Out Election and Certification Form.

A duly executed version of this Form, and any other documents required by this Form, should be hand delivered, couriered or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the opt-out deadline (as defined herein and in the Circular).

The method of delivery of all documents is at the election and risk of the shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail, properly insured, is recommended.

2.	Inadequate Space.

If the space provided in any Box is inadequate, attach a separate signed document to this Form.

3.	Signatures on the Opt-Out Election and Certification Form.

(a)

If Box A in this Form is signed by the registered owner(s) of the shares, the signature(s) must correspond exactly with the name(s) as written on the face of the corresponding share certificate(s) or DRS statement(s) without any change whatsoever.

(b)	If the shares are registered in the names of two or more joint owners, each such owner must sign in Box A in this Form.

(c)

If any shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Opt-Out Election and Certification Forms as there are different registrations of certificates.

4.	Guarantee of Signatures.

If this Form is signed by a person other than the registered owner(s) of the share certificates, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations.

Where this Form is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Form must be accompanied by satisfactory evidence of the authority to act. Either the Company or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Irregularities.

All questions as to the opt-out right, the form of documents and the validity of and eligibility to exercise (including time of receipt) the opt-out right, will be determined by the Company, in its sole discretion, acting reasonably, which determination will be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to reject any or all Opt-Out Election and Certification Forms or opt-outs determined in its sole discretion not to be in proper form or completed in accordance with the Instructions herein and any opt-outs, which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Transaction or any defect or irregularity in any Opt-Out Election and Certification Form. No opt-out right will be deemed to be properly exercised until all defects and irregularities have been cured or waived. None of the Company, the Depositary nor any other person will be obligated to give notice of defects or irregularities in any Opt-Out Election and Certification Form, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Transaction (including this Form) will be final and binding absent a finding to the contrary by a court of competent jurisdiction.

7.	Questions and Requests for Assistance and Additional Copies.

Questions and requests for assistance may be directed to the Depositary at the address and telephone number set forth on the cover of this Form. Any e-mail inquiries are to be sent to corporateactions@computershare.com. Additional copies of the Circular and this Form may be obtained from the Depositary. The Circular and this Form are also available under the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

8.	Privacy Notice.

The Depositary has a Privacy Statement that is available at www.computershare.com or in writing or by telephone using the telephone number and address provided above in this Form.

IMPORTANT: This Form or a manually signed photocopy of it (together with a Letter of Transmittal, certificates for shares, if any, and all other required documents, where applicable), must be received by the Depositary on or before the opt-out deadline.